Room 4561
						September 7, 2005

Charles R. Osenbaugh
President, CEO and CFO
Timeline, Inc.
3055 112th Avenue N.E., Ste. 106
Bellevue, WA 98004

Re:	Form 10-KSB for Fiscal Year Ended March 31, 2005
	Filed June 29, 2005
	From 10-QSB for Fiscal Quarter Ended June 30, 2005
	Filed August 15, 2005
	Form 8-K Filed September 2, 2005

Dear Mr. Osenbaugh:

      We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-KSB for the Fiscal Year Ended March 31, 2005

Report of Independent Registered Public Accounting Firm, page F-2

1. We note that the Company`s consolidated financial statements at and for the year ended, March 31, 2004 were audited by other auditors. Revise your Form 10-KSB to include the audit report of such auditors and the necessary consents pursuant to Item 310 of Regulation S-B and Article 2-05 of Regulation S-X.

Form 8-K Filed September 2, 2005
2. We note that with respect to the Company`s asset sale, you entered into a four year non-compete agreement with Global Software. According to your Schedule 14A, the Company allocated approximately
$480,000 of the consideration received to the value of this agreement and deferred the gain recognition over the term of the non-compete agreement. Tell us how you determined the value of the non-compete agreement and include in your response, the significant assumptions used in your valuation. Also, tell us how you determined that it is appropriate to defer the gain over the term of the non-compete agreement and tell us the specific accounting literature you are relying upon.

	As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481 or me at (202) 551-3499 if you have questions regarding these comments.


Sincerely,


      Kathleen Collins
      Accounting Branch Chief
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Mr. Charles R. Osenbaugh
Timeline, Inc.
September 7, 2005
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